Mail Stop 3561

December 1, 2008

Andrew M. Wright
Vice President and Associate General Counsel
EFH Corporate Services Company
1601 Bryan Street
Dallas, Texas  75201-3411

     **Re:**    **Energy Future Holdings Corp.**
             **Registration Statement on Form S-4**
             **Filed September 17, 2008**
             **File No. 333-153529**

Dear Mr. Wright:

After reviewing your response letter dated November 19, 2008, we have the following comments.  Please note that we are still reviewing the correspondence received from the company on October 23, 2008 and Pre-Effective Amendment No. 1 to the Registration Statement on S-4 filed on November 26, 2008, and may have additional comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

MD&A, Results of Operation for the year ended December 31, 2007 and 2006, page 60

1. Please advise us as to your anticipated presentation of periods to be discussed in MD&A in your December 31, 2008 Form 10-K.

Note 3. Goodwill and Identifiable Intangible Assets, page F-72

2. We have read your response to our comment two from our letter dated October 29, 2008. Please provide us with a reconciliation of the total Enterprise Value, as adjusted to the imputed fair value of the enterprise based on minority interest purchased for $1.254 billion.  Please show us the amounts for the lack of control discount and the liquidity discount.  Please quantify for us the control premium relative to the imputed enterprise value based on sale of the minority interest.  Show us how the control premium compares to the premium offered TXU shareholders at the announcement and closing of the buy out.  Please also provide us with additional support for the assumed 5% cash risk adjustment factor, including comparison of such factor with other regulated entities valuations.  We may have further comment.

3. Your response letter dated November 19, 2008 does not address why the regulatory rate of return represents a market rate of return, relative to carrying value, in equating carrying value to market value of regulatory assets. In this regard, please tell us the regulatory rate of return associated with such assets. While we understand the concept of risk reduction through a diversified asset portfolio, reconcile any difference between the regulatory rate of return and the discount rate implicit in your determination of Enterprise Value with quantified reasons that the asset level represents a higher level of risk and define what risks the individual asset is subject to that is mitigating through grouping. While there may be some risk reduction associated with a basket of assets as opposed to individual assets, given the basket of assets appear to be subject to the same risks as any individual regulatory asset, we do not believe this would justify a significant difference between the two. We may have further comment upon receipt of your response.

4. Your statement regarding cash flows relating to the growth of assets is a valid one. It would also appear to support an intangible asset associated with the franchise value of a monopoly. We view such right as one emulating from a legal right, specifically a state statute permitting exclusive distribution in a territory. We believe such intangible should be valued in the purchase price allocation. However, it is not clear whether you assigned a value to such franchise value. Please advise us of your consideration of paragraph A10 of SFAS no. 141 in assigning a value related to the monopoly value possessed by your regulated delivery segment. We may have further comment.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions on the financial statements or related matters. You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director